UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

CVM 19836

Cosan S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”) announces to its Shareholders the distribution of dividends, as approved by the Annual and Extraordinary Shareholders’ Meeting (“AESM”) held on this date, in accordance with the following terms:

1.	Shareholders will receive dividends in the total amount of R$800,000,000.00 (eight hundred million reais), corresponding to R$0.42857979 per common share, with no withholding of income tax at source;

2.

The dividends will be based on shareholder positions as of May 18, 2023 (record date), considering a total of 1,866,630,241 shares, excluding treasury shares, and as of May 19, 2023 the Company's shares will be traded "ex" dividends;

3.	The dividends of the common shares (B3: CSAN3) will be paid on May 31, 2023; and

4.	The corresponding credit will be made individually to each shareholder based on the shareholdings referred to in item 2 above.

Shareholders with shares held in custody will have their dividends made available in accordance with the procedure adopted by the depositary institutions. In the case of shareholders whose registry information does not include their Individual/Corporate Taxpayer Number (CPF/CNPJ) or their bank account information (bank, branch and account number), the dividends will be available as from the third business day after the date of the registration update in the electronic files of Itaú Unibanco S.A., which may be carried out at any branch of the network.

American Depositary Shares (ADSs)

For holders of American Depositary Shares (ADSs) negotiated on the New York Stock Exchange (NYSE), the payment will be made by J.P. Morgan Chase Bank NA (JPM), depositary bank of Cosan’s ADSs. Information and clarifications may be obtained at www.adr.com or from JPM.

São Paulo, April 27, 2023.

Ricardo Lewin

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer